Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 00883)

ANNOUNCEMENT

The Board hereby announces certain selected unaudited key operational statistics of the Group for the first quarter of 2021 (ended 31 March 2021). The comparative statistics of the Group for the first quarter of 2020 (ended 31 March 2020) are also disclosed in this announcement.

The board of directors of CNOOC Limited (the “Company”) (the “Board”) hereby announces certain selected unaudited key operational statistics of the Company and its subsidiaries (together the “Group”) for the first quarter of 2021 (ended 31 March 2021). The comparative statistics of the Group for the first quarter of 2020 (ended 31 March 2020) are also disclosed in this announcement.

The Company achieved a total net production of 137.7 million barrels of oil equivalent (“BOE”) for the first quarter of 2021, representing an increase of 4.7% year over year (“YoY”). Production from China increased by 8.7% YoY to 94.7 million BOE, mainly attributable to production growth from the commencement of new projects including Liuhua 16-2/20-2 and Luda 16-3/21-2; Overseas production decreased by 3.2% YoY to 43.0 million BOE, mainly due to the decreased production from Egina project in Nigeria, Eagle Ford project in the U.S. and Buzzard oilfield in the U.K. North Sea.

For the first quarter of 2021, the Company made two new discoveries and drilled 18 successful appraisal wells. In offshore China, Kenli 10-2 and Wenchang 9-7 oil and gas bearing structures were successfully appraised. Kenli 10-2 is expected to become a mid-to-large sized oilfield, which indicates broad exploration prospects for shallow lithology oil and gas reservoirs in Bohai, while Wenchang 9-7 is expected to become a mid-sized oilfield.

For the new projects planned to commence production this year, Caofeidian 6-4 oilfield has commenced production and other projects progressed as scheduled.

The unaudited oil and gas sales revenue of the Company reached approximately RMB 48.34 billion for the first quarter of 2021, representing an increase of 21.0% YoY, mainly due to the combined effect of rising international oil price and increased oil and gas sales volume. During the quarter, the Company’s average realised oil price increased by 20.5% YoY to US$59.07 per barrel, which was in line with the trend of international oil prices. The Company’s average realised gas price was US$6.71 per thousand cubic feet, representing an increase of 5.3% YoY, primarily due to the higher gas price in North America.

For the first quarter of 2021, the Company’s capital expenditure decreased by 5.1% YoY to approximately RMB 16.04 billion as a result of the schedule of development projects.

First Quarter and Year-to-Date Net Production Summary (Unaudited)

	2021						2020
	Q1			YTD			Q1			YTD
	Crude & Liquids	Natural Gas	Total	Crude & Liquids	Natural Gas	Total	Crude & Liquids	Natural Gas	Total	Crude & Liquids	Natural Gas	Total
	(mmbbls)	(bcf)	(mm BOE)	(mmbbls)	(bcf)	(mm BOE)	(mmbbls)	(bcf)	(mm BOE)	(mmbbls)	(bcf)	(mm BOE)
China
Bohai	43.1	15.0	45.6	43.1	15.0	45.6	41.2	14.0	43.6	41.2	14.0	43.6
Western South China Sea	9.6	37.0	16.0	9.6	37.0	16.0	9.9	37.4	16.4	9.9	37.4	16.4
Eastern South China Sea	22.3	37.9	28.6	22.3	37.9	28.6	18.6	35.7	24.6	18.6	35.7	24.6
East China Sea	0.6	6.9	1.7	0.6	6.9	1.7	0.6	4.9	1.4	0.6	4.9	1.4
Onshore	-	15.8	2.6	-	15.8	2.6	-	6.9	1.1	-	6.9	1.1
Subtotal	75.7	112.6	94.7	75.7	112.6	94.7	70.3	98.9	87.1	70.3	98.9	87.1
Overseas
Asia (excluding China)	6.5	15.0	9.2	6.5	15.0	9.2	2.3	13.5	4.7	2.3	13.5	4.7
Oceania	0.1	3.1	0.7	0.1	3.1	0.7	0.3	7.6	1.8	0.3	7.6	1.8
Africa	7.6	-	7.6	7.6	-	7.6	9.8	-	9.8	9.8	-	9.8
North America (excluding Canada)	5.9	11.0	7.7	5.9	11.0	7.7	6.9	13.7	9.2	6.9	13.7	9.2
Canada	6.0	-	6.0	6.0	-	6.0	6.6	0.04	6.6	6.6	0.04	6.6
South America	5.1	12.7	7.3	5.1	12.7	7.3	4.0	13.2	6.3	4.0	13.2	6.3
Europe	4.5	0.4	4.5	4.5	0.4	4.5	5.9	1.0	6.0	5.9	1.0	6.0
Subtotal	35.6	42.2	43.0	35.6	42.2	43.0	35.8	49.0	44.5	35.8	49.0	44.5
Total*	111.3	154.7	137.7	111.3	154.7	137.7	106.2	147.9	131.5	106.2	147.9	131.5

* Including our interest in equity method investees, which is approximately 4.7 mmboe in Q1 2021 and 5.0 mmboe in Q1 2020.

First Quarter and Year-to-Date Revenue and Capital Expenditures (Unaudited)*

	RMB (millions)					US$ (millions)
	2021		2020			2021	2020
	Q1	YTD	Q1	YTD	Q1	YTD	Q1	YTD
Sales Revenue
Crude and liquids	42,236	42,236	33,984	33,984	6,499	6,499	4,872	4,872
Natural gas	6,099	6,099	5,964	5,964	938	938	855	855
Marketing revenue, net	-202	-202	266	266	-31	-31	38	38
Others	1,790	1,790	1,365	1,365	275	275	196	196
Total	49,923	49,923	41,579	41,579	7,681	7,681	5,961	5,961

Capital Expenditures
Exploration	3,667	3,667	3,432	3,432	564	564	492	492
Development	8,153	8,153	10,110	10,110	1,255	1,255	1,449	1,449
Production	4,151	4,151	3,222	3,222	639	639	462	462
Others	65	65	136	136	10	10	20	20
Total	16,036	16,036	16,900	16,900	2,468	2,468	2,423	2,423

* Capitalized interests were not included. Capitalized interests for Q1 2021 and Q1 2020 were RMB 554 million and RMB 699 million, respectively.

Unless otherwise indicated, an exchange rate of US$1 = RMB6.4987 has been used for the first quarter of 2021, and an exchange rate of US$1 = RMB6.9750 has been used for the first quarter of 2020, where applicable. The usage of these exchange rates is for illustration only and does not constitute a representation that any amount has been, could have been or may be exchanged or converted at the above rates or at any other rate at all.

This announcement is published on the website of The Stock Exchange of Hong Kong Limited (http://www.hkex.com.hk) and on the Company’s website (http://www.cnoocltd.com).

By Order of the Board CNOOC Limited Wu Xiaonan Joint Company Secretary

Hong Kong, 22 April 2021

As at the date of this announcement, the Board comprises: Executive Director Xu Keqiang	Non-executive Directors Wang Dongjin (Chairman) Li Yong(Vice Chairman) Wen Dongfen Independent Non-executive Directors Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Qiu Zhi Zhong